CONCIERGE TECHNOLOGIES, INC.

3615 Superior Avenue, Suite 3100A

Cleveland, OH   44114

(866) 291-9434

January 20, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC   20549-0404

ATTENTION ANDREW MEW, ACCOUNTING BRANCH CHIEF

Re:

Concierge Technologies, Inc.

Form 10-K for Fiscal Year Ended June 30, 2009

Filed October 13, 2009

File No. 0-29913

Gentlemen:

In connection with responding to your comments of January 7, 2010 relating to the above reports, Concierge Technologies, Inc. confirms that it will identify the framework used by management to evaluate the effectiveness of its internal controls over financial reporting in future filings in accordance with Item 308(a)(2) of Regulation  S-K.  Further, it acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Allen Kahn

Allen Kahn, Chief Financial Officer